Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2023 and September 30, 2024

(Expressed in thousands of U.S. dollars)

	December 31, 2023	September 30, 2024
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$745,544	$798,751
Restricted cash (Note 1)	10,645	10,390
Margin deposits (Note 22(d))	13,748	29,948
Accounts receivable, net (Note 3)	50,684	61,770
Inventories (Note 6)	61,266	61,488
Due from related parties (Note 3)	4,119	11,641
Fair value of derivatives (Notes 22 and 23)	33,310	35,725
Insurance claims receivable	18,458	11,346
Time charter assumed (Note 14)	405	197
Accrued charter revenue (Note 14)	9,752	9,399
Short-term investments (Note 5)	17,492	18,284
Investment in leaseback vessels (Note 12(b))	27,362	28,066
Net investment in sales type lease vessels, current (Note 12(c))	22,620	21,091
Prepayments and other assets	61,949	62,617
Vessels held for sale (Note 7)	40,307	—
Total current assets	1,117,661	1,160,713
FIXED ASSETS, NET:
Vessels and advances, net (Note 7)	3,446,797	3,360,263
Total fixed assets, net	3,446,797	3,360,263
OTHER NON-CURRENT ASSETS:
Equity method investments (Note 10)	552	81
Investment in leaseback vessels, non-current (Note 12(b))	191,674	219,136
Accounts receivable, net, non-current (Note 3)	5,586	3,611
Deferred charges, net (Note 8)	72,801	73,398
Finance leases, right-of-use assets (Note 12(a))	39,211	38,168
Due from related parties, non-current (Note 3)	—	1,875
Net investment in sales type lease vessels, non-current (Note 12(c))	19,482	6,392
Restricted cash, non-current (Note 1)	69,015	67,481
Time charter assumed, non-current (Note 14)	269	122
Accrued charter revenue, non-current (Note 14)	10,937	4,626
Fair value of derivatives, non-current (Notes 22 and 23)	28,639	21,604
Operating leases, right-of-use assets (Note 13)	284,398	286,906
Total assets	$5,287,022	$5,244,376
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$347,027	$317,386
Accounts payable	46,769	65,892
Due to related parties (Note 3)	3,172	4,218
Finance lease liability (Note 12 (a))	2,684	24,565
Operating lease liabilities, current portion (Note 13)	160,993	180,298
Accrued liabilities	39,521	34,795
Unearned revenue (Note 14)	52,177	51,779
Fair value of derivatives (Notes 22 and 23)	3,050	9,951
Other current liabilities	7,377	15,721
Total current liabilities	662,770	704,605
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	1,999,193	1,857,325
Finance lease liability, net of current portion (Note 12 (a))	23,877	—
Operating lease liabilities, non-current portion (Note 13)	114,063	98,865
Fair value of derivatives, non-current portion (Notes 22 and 23)	11,194	3,250
Unearned revenue, net of current portion (Note 14)	27,352	17,289
Other non-current liabilities	9,184	17,537
Total non-current liabilities	2,184,863	1,994,266
COMMITMENTS AND CONTINGENCIES (Note 15)	—	—
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 16)	629	(2,407)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 17)	—	—
Common stock (Note 17)	13	13
Treasury stock (Note 17)	(120,095)	(120,095)
Additional paid-in capital	1,435,294	1,341,777
Retained earnings	1,045,932	1,263,640
Accumulated other comprehensive income (Notes 22 and 24)	21,387	5,211
Total Costamare Inc. stockholders’ equity	2,382,531	2,490,546
Non-controlling interest (Note 1)	56,229	57,366
Total stockholders’ equity	2,438,760	2,547,912
Total liabilities and stockholders’ equity	$5,287,022	$5,244,376

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the nine-month periods ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2023	2024
REVENUES:
Voyage revenue (Note 19)	$1,011,968	$1,406,695
Voyage revenue – related parties (Notes 3 and 19)	—	111,128
Total voyage revenue	1,011,968	1,517,823
Income from investments in leaseback vessels	4,591	17,668
Total revenues	1,016,559	1,535,491
EXPENSES:
Voyage expenses	(185,851)	(277,791)
Charter-in hire expenses	(174,670)	(521,431)
Voyage expenses-related parties (Note 3)	(10,262)	(14,701)
Vessels’ operating expenses	(194,110)	(180,545)
General and administrative expenses	(12,447)	(16,504)
General and administrative expenses – related parties (Note 3)	(6,306)	(8,702)
Management and agency fees-related parties (Note 3)	(43,950)	(45,279)
Amortization of dry-docking and special survey costs (Note 8)	(14,472)	(17,307)
Depreciation (Notes 7, 12 and 24)	(124,566)	(122,529)
Gain on sale of vessels, net (Note 7)	118,046	3,348
Loss on vessel held for sale (Note 7)	(4,855)	—
Vessel’s impairment loss	(229)	—
Foreign exchange gains/(losses)	(1,284)	974
Operating income	361,603	335,024
OTHER INCOME / (EXPENSES):
Interest income	25,544	26,196
Interest and finance costs (Note 20)	(110,023)	(99,897)
Income from equity method investments (Note 10)	689	19
Other, net	5,710	2,285
Gain /(loss) on derivative instruments, net (Note 22)	(7,179)	20,791
Total other expenses, net	(85,259)	(50,606)
Net income	$276,344	$284,418
Net loss attributable to the non-controlling interest (Notes 16 and 18)	5,052	529
Net income attributable to Costamare Inc.	$281,396	$284,947
Earnings allocated to Preferred Stock (Note 18)	(23,302)	(18,566)
Deemed dividend in redemption of Series E Preferred Stock (Note 17)	—	(5,446)
Net income available to Common Stockholders	$258,094	$260,935
Earnings per common share, basic and diluted (Note 18)	$2.13	$2.19
Weighted average number of shares, basic and diluted (Note 18)	121,059,768	119,129,429

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the nine-month periods ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2023	2024
Net income for the period	$276,344	$284,418
Other comprehensive income:
Unrealized loss on cash flow hedges, net (Notes 22 and 24)	(4,641)	(19,694)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 20, 22 and 24)	2,826	4,601
Effective portion of changes in fair value of cash flow hedges (Notes 22 and 24)	59	(1,255)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Notes 22 and 24)	47	47
Other comprehensive loss for the period	$(1,709)	$(16,301)
Other comprehensive loss attributable to the non-controlling interest (Note 16)	—	125
Other comprehensive loss attributable to Costamare Inc.	$(1,709)	$(16,176)

Total comprehensive income for the period	$274,635	$268,117
Comprehensive loss attributable to the non-controlling interest (Notes 16 and 18)	5,052	529
Total comprehensive income for the period attributable to Costamare Inc.	$279,687	$268,646

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

3

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholders’ Equity

For the nine-month periods ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2023	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$—	$2,156,950
-Acquisition of non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	34,132	34,132
- Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	281,396	281,396	1,037	282,433
- Issuance of subsidiary shares to non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	(6,271)	—	—	(6,271)	12,759	6,488
- Issuance of common stock (Notes 3 and 17)	—	—	—	—	—	—	—	—	1,711,406	—	—	—	16,386	—	—	16,386	—	16,386
- Repurchase of common stock (Note 17)	—	—	—	—	—	—	—	—	—	—	(6,267,808)	(60,000)	—	—	—	(60,000)	—	(60,000)
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,187)	(1,187)
- Dividends – Common stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(41,866)	(41,866)	—	(41,866)
- Dividends – Preferred stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,301)	(23,301)	—	(23,301)
- Other comprehensive loss (Note 22 and 24)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,709)	—	(1,709)	—	(1,709)
BALANCE, September 30, 2023	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	128,749,819	$12	(11,004,510)	$(120,095)	$1,434,069	$44,712	$962,887	$2,321,585	$46,741	$2,368,326

BALANCE, January 1, 2024	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	284,947	284,947	2,507	287,454
- Issuance of subsidiary shares to non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	(599)	—	—	(599)	981	382
- Issuance of common stock (Notes 3 and 17)	—	—	—	—	—	—	—	—	1,423,959	—	—	—	17,680	—	—	17,680	—	17,680
-Redemption of Preferred Stock (Series E) (Note 17)	(4,574,100)	—	—	—	—	—	—	—	—	—	—	—	(110,598)	—	(5,446)	(116,044)	—	(116,044)
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,226)	(2,226)
- Dividends – Common stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(41,029)	(41,029)	—	(41,029)
- Dividends – Preferred stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,764)	(20,764)	—	(20,764)
- Other comprehensive loss (Note 22 and 24)	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,176)	—	(16,176)	(125)	(16,301)
BALANCE, September 30, 2024	—	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	130,803,092	$13	(11,004,510)	$(120,095)	$1,341,777	$5,211	$1,263,640	$2,490,546	$57,366	$2,547,912

(1)	Net income excludes net loss attributable to non-controlling interest of $6,089 and $3,036 during the nine-month periods ended September 30, 2023 and 2024, respectively. Temporary equity - non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the December 31, 2023 and September 30, 2024 consolidated balance sheets. See Note 16 of the Notes to the Unaudited Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

4

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2023	2024
Cash Flows From Operating Activities:
Net income:	$276,344	$284,418
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	124,566	122,529
Amortization and write-off of financing costs	6,763	5,468
Amortization of deferred dry-docking and special survey costs	14,472	17,307
Amortization of assumed time charter	(141)	(383)
Amortization of hedge effectiveness excluded component from cash flow hedges	2,826	4,601
Equity based payments	4,294	6,508
Increase in short-term investments	(3,499)	(712)
Loss / (gain) on derivative instruments, net	13,828	(16,384)
Gain on sale of vessels, net	(118,046)	(3,348)
Vessel’s impairment loss	229	—
Loss on vessel held for sale	4,855	—
Income from equity method investments	(689)	(19)
Changes in operating assets and liabilities:
Accounts receivable	(52,716)	(25,311)
Due from related parties	3,809	(9,397)
Inventories	(38,398)	(222)
Insurance claims receivable	(17,859)	(2,118)
Prepayments and other	(56,323)	931
Accounts payable	30,225	19,123
Due to related parties	46	1,046
Accrued liabilities	(10,690)	(3,833)
Unearned revenue	12,622	(186)
Other liabilities	6,466	16,635
Dividend from equity method investees	1,680	—
Dry-dockings	(33,522)	(18,684)
Accrued charter revenue	7,326	10,812
Net Cash provided by Operating Activities	178,468	408,781
Cash Flows From Investing Activities:
Capital provided to equity method investments	(1,274)	—
Return of capital from equity method investments	755	490
Payments to acquire short-term investments	(182,182)	(53,675)
Settlements of short-term investments	305,695	53,595
Proceeds from the settlement of insurance claims	5,573	9,230
Acquisition of a subsidiary, net of cash acquired	2,544	—
Issuance of investments in leaseback vessels	(131,609)	(74,949)
Capital collections from vessels’ leaseback arrangements	5,552	46,783
Vessel acquisition and advances/Additions to vessel cost	(73,816)	(100,715)
Proceeds from the sale of vessels, net	181,186	110,396
Net Cash provided by / (used in) Investing Activities	112,424	(8,845)
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	564,206	167,365
Repayment of long-term debt and finance leases	(732,165)	(345,983)
Payment of financing costs	(25,039)	(1,448)
Capital contribution from non-controlling interest to subsidiary	11,392	376
Repurchase of common stock	(60,000)	—
Redemption of Preferred Stock (Series E)	—	(114,353)
Dividends paid	(54,171)	(54,475)
Net Cash used in Financing Activities	(295,777)	(348,518)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(4,885)	51,418
Cash, cash equivalents and restricted cash at beginning of the period	811,558	825,204
Cash, cash equivalents and restricted cash at end of the period	$806,673	$876,622
Supplemental Cash Information:
Cash paid during the period for interest	$113,686	$110,358
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$12,093	$11,173
Right-of-use assets obtained in exchange for operating lease obligations	$404,082	$201,230

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

5

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the nine-month period ended September 30, 2024, the Company issued 448,800 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 17). As of September 30, 2024, under the Plan, the Company has issued to its common stockholders 21,785,677 shares, in aggregate. As of September 30, 2024, the aggregate outstanding share capital was 119,798,582 common shares. As of September 30, 2024, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.8% of the outstanding common shares, in the aggregate.

As of September 30, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 36 dry bulk vessels with a total carrying capacity of approximately 2,752,148 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. As of December 31, 2023, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 42 dry bulk vessels with a total carrying capacity of approximately 2,604,720 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since 2021, by chartering its dry bulk vessels to a diverse group of charterers.

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 16). CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions. As of September 30, 2024, CBI charters-in 54 dry bulk vessels on period charters.

In March 2023, the Company entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter-out vessels through its wholly owned subsidiaries. On March 30, 2023, the Company invested in NML the amount of $11,099 and as a result acquired controlling financial interest. The Company accounted for the control obtained in NML at March 30, 2023 “as a business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of NML. The assets acquired and liabilities assumed on the date of control were recorded at fair value. The assets acquired consisted mainly of four sale and leaseback contracts, under which NML had acquired and leased back under bareboat charter agreements, one container vessel and three dry bulk vessels, all accounted for as failed sales (Note 12(b)). In addition, the Company estimated the fair value of the noncontrolling interest at the acquisition date at $34,132. The Company does not consider the acquisition a material business combination.

At September 30, 2024, Costamare had 146 wholly-owned subsidiaries incorporated in the Republic of Liberia, 15 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus. In addition, as of September 30, 2024, Costamare had one majority owned subsidiary incorporated in the Republic of the Marshall Islands and controlled one company incorporated under the laws of Jersey, which had 31 subsidiaries incorporated in the Republic of the Marshall Islands and two incorporated in the Republic of Liberia.

6

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for the nine-month periods ended September 30, 2023 and 2024, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2023	2024
A	10%	10%
B	10%	6%
C	13%	9%
D	1%	11%
Total	34%	36%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the nine-month periods ended September 30, 2023 and 2024 is presented in the table below:

	2023	2024
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$726,011	$798,751
Restricted cash – current portion	10,429	10,390
Restricted cash – non-current portion	70,233	67,481
Total cash, cash equivalents and restricted cash	$806,673	$876,622

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

As the international container shipping industry recovered from the COVID-19 pandemic, time charter rates improved significantly from their sizable pandemic-related declines until the first half of 2022, due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. However, since June 2022, time charter rates for containerships (across all sizes) have demonstrated significant declines of 59% on average, mainly driven by reduced growth in the transportation of containerized goods, inflation, and the normalization of supply chains (irrespective of the effective reduction in the supply of vessels due to vessels’ rerouting because of the Red Sea crisis).

The economic environment of the dry bulk segment improved significantly in 2021 and the first half of 2022 due to the increase in the demand for commodities. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and the Baltic Dry Index (“BDI”) dropped in the end of 2022 by 49% compared to the previous year. The negative trend was reversed in 2023 and at the end of 2023, BDI increased by 75% compared to the previous year, eliminating nearly all losses incurred in 2022. Such reversal was mainly attributed to the increased seaborne demand for iron ore, coal, grains and other minerals. During the first nine months of 2024, BDI dropped by 23%, driven mainly by a reduction of freight rates in the Capesize and Panamax sectors.

The Company will continue to monitor global economic conditions, the Russia-Ukraine conflict, continuing conflicts and developments in the Middle East and the Red Sea crisis, along with their potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates if market circumstances warrant it.

7

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2023. There have been no material changes to these policies in the nine-month period ended September 30, 2024, except for as discussed below:

Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

8

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Management fees charged by Costamare Shipping in the nine-month periods ended September 30, 2023 and 2024, amounted to $31,580 and $30,435, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $10,757 and $8,268 for the nine-month periods ended September 30, 2023 and 2024, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $9,842 for the nine-month period ended September 30, 2024 ($9,236 for the nine-month period ended September 30, 2023), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $2,000 charged by Costamare Services, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the nine-month period ended September 30, 2024 ($2,000 for the nine-month period ended September 30, 2023) and (iii) $6,508, representing the fair value of 448,800 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the nine-month period ended September 30, 2024 ($4,294 for the nine-month period ended September 30, 2023). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As at December 31, 2023, the working capital security was $5,250 in aggregate, of which $4,775 is included in Accounts receivable, net, non-current and $475 in Accounts receivable, net in the accompanying 2023 consolidated balance sheet. As at September 30, 2024, the working capital security to third-party managers was $4,825 in aggregate, of which $3,600 is included in Accounts receivable, net, non-current and $1,225 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet.

During the nine-month periods ended September 30, 2023 and 2024, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $1,802 and nil, respectively, for services provided in accordance with the respective management agreements. The amounts received by Costamare Shipping, relating to the companies established pursuant to the Framework Deed, include amounts paid to third-party managers of $465 and nil for the nine-month periods ended September 30, 2023 and 2024, respectively. The balance due to Costamare Shipping at September 30, 2024 amounted to $43 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Shipping at December 31, 2023 amounted to $3,172 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at September 30, 2024, amounted to $1,411 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due from Costamare Services at December 31, 2023 amounted to $2,131 and is included in Due from related parties in the accompanying consolidated balance sheets.

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2023 and the nine-month period ended September 30, 2024, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2023 and the nine-month period ended September 30, 2024 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the nine-month periods ended September 30, 2023 and 2024, BNC charged the ship-owning companies $520 and $546, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the nine-month periods ended September 30, 2023 and 2024, BNA charged the ship-owning companies $506 and $555 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, is the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company. LCLAW provides legal services to the Company. During the nine-month periods ended September 30, 2023 and 2024, LCLAW charged the Company’s subsidiaries $12 and $5, respectively, which are included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of income for the nine-month periods ended September 30, 2023 and 2024. There was no balance due from/to LCLAW at both December 31, 2023 and September 30, 2024.

9

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”) a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”) a company incorporated under the laws of Japan are wholly owned by the Company’s Chairman and Chief Executive Officer. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”) a company incorporated under the laws of the Republic of Singapore is wholly owned by the Company’s Chief Financial Officer. On November 14, 2022, CBI entered into separate Agency Agreements with the Local Agency A, Local Agency B and Local Agency C and on November 20, 2023 with Local Agency D (each, an “Agency Agreement”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. On April 30, 2024, CBI and Local Agency C amended and restated their Agency Agreement pursuant to which Local Agency C can charter-out a vessel (primarily on a voyage charter basis) to a third-party, provided it first secures from CBI a corresponding charter-in of a vessel (for example for a voyage charter-out, a voyage charter-in) on the same rate and otherwise on a back-to-back terms basis. Furthermore, any address commission paid by CBI to Local Agency C will be paid out in full on a back-to-back basis by Local Agency C to the third-party. Since April 30, 2024, CBI has charged Local Agency C an amount of $111,128 for chartering-in vessels (all on a voyage charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of income, and Local Agency C has charged CBI an amount of $3,758 for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of income. During the nine-month periods ended September 30, 2023 and 2024, the Local Agencies charged CBI with aggregate agency fees of $11,085 and $12,409, respectively, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. The balance due from the four Local Agencies as of December 31, 2023 and September 30, 2024, amounted to $1,647 and $11,641 (out of which an amount of $10,963 relates to Local Agency’s C chartering-in vessels activity from CBI), in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets.

(e) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the date Mr. Konstantinos Konstantakopoulos acquired 51% of NGF to September 30, 2023 and the nine-month period ended September 30, 2024, NGF charged an amount of $1,285 and $2,435 as management fees, respectively, which are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at September 30, 2024 amounted to $356 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due from NGF at December 31, 2023 amounted to $341 and is included in Due from related parties in the accompanying consolidated balance sheets.

(f) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus at both December 31, 2023 and September 30, 2024.

(g) Navilands Container Management Ltd. and, Navilands Bulker Management Ltd. (together, ‘‘Navilands’’) and Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. (together, ‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are indirectly controlled by the Company’s Chairman and Chief Executive Officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the nine-month period ended September 30, 2024, Navilands charged management fees of $2,496 in the aggregate. As at September 30, 2024, the working capital security paid by the Company to Navilands was $1,875 in aggregate, and is included in Due from related parties, non-current in the accompanying 2024 consolidated balance sheet. The balance due to Navilands at September 30, 2024 amounted to $2,408 and is included in Due to related parties in the accompanying consolidated balance sheet.

10

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. Segmental Financial Information

The Company has four reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment, (3) dry bulk operating platform segment (“CBI segment”) and (4) investment in leaseback vessels through NML (Notes 1 and 12) (“NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and operation of dry bulk vessels. Under the CBI segment, CBI charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessee of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2023 and September 30, 2024, and for the nine-month periods ended September 30, 2023 and 2024. The Company measures segment performance based on net income. Items included in the segment’s net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of December 31, 2023 and September 30, 2024, and for the nine-month periods ended September 30, 2023 and 2024, Other segment includes equity method investments’ balances, due from related parties balances, cash balances and short-term investments. Summarized financial information concerning each of the Company’s reportable segments is as follows:

For the nine-month period ended September 30, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Voyage revenue	$646,819	$131,788	$628,088	$—	$—	$—	$1,406,695
Intersegment voyage revenue	—	16,752	—	—	—	(16,752)	—
Voyage revenue -related parties	—	—	111,128	—	—	—	111,128
Income from investment in leaseback vessels	—	—	—	17,668	—	—	17,668
Net Income/ (Loss) for the period	$300,781	$14,434	$(40,484)	$9,128	$559	$—	$284,418

For the nine-month period ended September 30, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Voyage revenue	$621,822	$111,429	$278,717	$—	$—	$—	$1,011,968
Intersegment voyage revenue	—	5,590	—	—	—	(5,590)	—
Income from investment in leaseback vessels	—	—	—	4,591	—	—	4,591
Net Income/ (Loss) for the period	$397,859	$(42,998)	$(81,187)	$2,096	$574	$—	$276,344

11

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	As of September 30, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Total Assets	$3,038,874	$687,878	$493,932	$325,464	$756,378	$(58,150)	$5,244,376

	As of December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Total Assets	$3,153,806	$734,817	$455,568	$238,667	$707,284	$(3,120)	$5,287,022

5. Short-term investments:

As of September 30, 2024, the Company holds zero-coupon U.S. treasury bills (the “Bills”) with an aggregate face value of $18,388 at a cost of $18,155. As of December 31, 2023, the Company held zero-coupon Bills with an aggregate face value of $17,605 at a cost of $17,373.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	$4,687,724	$(1,240,927)	$3,446,797
Depreciation	—	(121,439)	(121,439)
Vessel acquisitions, advances and other vessels’ costs	100,870	—	100,870
Vessel sales, transfers and other movements	(77,159)	11,194	(65,965)
Balance, September 30, 2024	$4,711,435	$(1,351,172)	$3,360,263

During the nine-month period ended September 30, 2024, the Company acquired the 2011-built, secondhand dry bulk vessel Miracle (ex. Iron Miracle), the 2012-built, secondhand dry bulk vessel Prosper (ex. Lowlands Prosperity) and the 2012-built secondhand dry bulk vessel Frontier (ex. Frontier Unity) with an aggregate DWT capacity of 541,953, and agreed to acquire the 2011-built, secondhand dry bulk vessel Nord Magnes (tbr. Magnes) with a DWT capacity of 179,546 which was delivered during the fourth quarter of 2024 (Note 25(e)).

During the nine-month period ended September 30, 2024, the Company sold the dry bulk vessels Progress, Manzanillo and Konstantinos, Adventure which were held for sale at December 31, 2023, and the dry bulk vessels Alliance, Merida, Pegasus, Oracle and Titan I and recognized an aggregate net gain of $3,348, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the nine-month period ended September 30, 2024.

12

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2023, the Company agreed to acquire the three secondhand dry bulk vessel Enna (ex. Aquaenna), Dorado (ex. Aquarange) and Arya (ex. Ultra Regina) with an aggregate DWT capacity of 417,241.

During the nine-month period ended September 30, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022, and the dry bulk vessels Miner, Taibo and Comity and recognized an aggregate net gain of $88,467, which is included in Gain on sale of vessels, net in the accompanying consolidated statement of income for the nine-month period ended September 30, 2023.

On September 22, 2023, the Company decided to make arrangements to sell the container vessel Oakland. At that date the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. The difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $4,855, was recorded in the nine-month period ended September 30, 2023, and is separately reflected as Loss on vessel held for sale in the accompanying consolidated statement of income.

In December 2023, the Company decided to make arrangements to sell the dry bulk vessels Konstantinos, Progress, Adventure and Manzanillo. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $40,307, separately reflected in Vessels held for sale in the December 31, 2023 consolidated balance sheet, represents the fair market value of the vessels based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

During the nine-month period ended September 30, 2023, the Company recorded an impairment loss in relation to one of its dry bulk vessels in the amount of $229. The fair value of the vessel was determined through Level 2 of the fair value hierarchy.

As of September 30, 2024, 88 of the Company’s vessels, with a total carrying value of $2,501,218, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B) with York and six unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2024	$72,801
Additions	18,684
Amortization	(17,307)
Write-off and other movements (Note 7)	(780)
Balance, September 30, 2024	$73,398

During the nine-month period ended September 30, 2024, nine vessels underwent and completed their dry-docking and special survey. During the nine-month period ended September 30, 2023, 17 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”) entered into a framework deed which was amended and restated on June 12, 2018 (the “Framework Deed”) with York to invest jointly in the acquisition and construction of container vessels. The commitment period ended on May 15, 2020 and the termination of the Framework Deed occurred on May 15, 2024. As at September 30, 2024, the Company holds 49% of the capital stock of two jointly-owned companies formed pursuant to the Framework Deed with York (Note 10) which are winding up of their affairs. The Company accounts for the entities formed under the Framework Deed as equity investments.

13

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % September 30, 2024	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Goodway Maritime Co.	-	49%	September 22, 2015

During the nine-month period ended September 30, 2024, the Company received, in the form of a special dividend, $490 from Goodway Maritime Co.

During the nine-month period ended September 30, 2023, the Company received, in the form of a special dividend, $1,274 from Geyer Maritime Co. During the nine-month period ended September 30, 2023, the Company contributed $980 to the equity of Platt Maritime Co. and $294 to the equity of Sykes Maritime Co.

On December 5, 2023, the Company agreed to acquire from York the 51% equity interest in the company operating the 2001-built, 1,550 TEU capacity containership, Arkadia. The transfer was concluded on December 11, 2023, whereupon the Company owns 100% equity interest of the company operating Arkadia. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired.

On May 12, 2023, the Company agreed to sell its 49% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York, which at that time held the remaining 51% and to acquire from York the 51% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Brasil. Both transfers were concluded on June 2, 2023, whereupon the Company owns 100% equity interest of the company operating the containership Polar Brasil. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired (Note 12(a)).

For the nine-month periods ended September 30, 2023 and 2024, the Company recorded a net income of $689 and $19, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2023	September 30, 2024
Current assets	$1,386	$375
Non-current assets	—	—
Total assets	$1,386	$375

Current liabilities	$123	$74
Non-current liabilities	—	—
Total liabilities	$123	$74

	Nine-month period ended September 30,
	2023	2024
Voyage revenue	$12,673	$—
Net income	$1,406	$38

14

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2023	September 30, 2024
A.		Term Loans:
	1	Singleton Shipping Co. and Tatum Shipping Co.	$—	$—
	2	Bastian Shipping Co. and Cadence Shipping Co.	—	—
	3	Adele Shipping Co.	—	—
	4	Costamare Inc.	—	—
	5	Capetanissa Maritime Corporation et al.	—	—
	6	Caravokyra Maritime Corporation et al.	—	—
	7	Berg Shipping Co.	—	—
	8	Evantone Shipping Co. and Fortrose Shipping Co.	—	—
	9	Ainsley Maritime Co. and Ambrose Maritime Co.	120,536	112,500
	10	Hyde Maritime Co. and Skerrett Maritime Co.	115,904	107,423
	11	Kemp Maritime Co.	58,525	54,250
	12	Achilleas Maritime Corporation et al.	48,569	37,261
	13	Novara et al.	—	—
	14	Costamare Inc.	29,735	20,612
	15	Costamare Inc.	—	—
	16	Amoroto et al.	50,661	36,487
	17	Bernis Marine Corp. et al.	41,695	37,054
	18	Costamare Inc.	—	—
	19	Costamare Inc.	38,500	29,500
	20	Amoroto et al.	24,240	—
	21	Benedict et al.	376,857	315,286
	22	Reddick Shipping Co. and Verandi Shipping Co.	33,000	24,000
	23	Quentin Shipping Co. and Sander Shipping Co.	74,625	66,844
	24	Greneta Marine Corp. et al.	26,045	23,080
	25	Bastian Shipping Co. et al.	260,630	214,100
	26	Adstone Marine Corp. et al.	101,065	78,929
	27	NML Loan 1	5,995	—
	28	Kalamata Shipping Corporation et al.	64,000	56,500
	29	Capetanissa Maritime Corporation et al.	22,417	19,792
	30	Costamare Inc.	63,312	51,523
	31	NML Loan 2	34,920	24,000
	32	NML Loan 3	18,460	8,450
	33	Barlestone Marine Corp. et al.	12,000	48,138
	34	NML Loan 4	—	12,122
	35	NML Loan 5	—	5,190
	36	NML Loan 6	—	5,744
	37	NML Loan 7	—	9,844
	38	NML Loan 8	—	11,547
	39	NML Loan 9	—	11,361
	40	NML Loan 10	—	32,064
	41	Bermondi Marine Corp. et al.	—	10,411
	42	NML Loan 11	—	17,160
		Total Term Loans	$1,621,691	$1,481,172
B.		Other financing arrangements	632,892	596,970
C.		Unsecured Bond Loan	110,500	111,960
		Total long-term debt	$2,365,083	$2,190,102
		Less: Deferred financing costs	(18,863)	(15,391)
		Total long-term debt, net	$2,346,220	$2,174,711
		Less: Long-term debt current portion	(352,140)	(321,753)
		Add: Deferred financing costs, current portion	5,113	4,367
		Total long-term debt, non-current, net	$1,999,193	$1,857,325

15

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $34,400 was fully repaid.

2. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $82,800 was fully repaid.

3. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $48,500 was fully repaid.

4. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. On January 11, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $112,430 was fully repaid.

5. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini, on the then outstanding balance. On June 28, 2022, following the agreement of the loan discussed in Note 11.A.21, the Company prepaid the amount of $13,964 of the loan. On October 13, 2022, the Company prepaid $8,264, due to the sale of vessel York. On December 7, 2022, the Company prepaid $8,503, due to the sale of vessel Sealand Washington (Note 7). On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.29, the then outstanding balance of $14,186 was fully repaid.

6. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.21, the Company prepaid the amount of $35,885 of the loan. On December 5, 2022, the Company prepaid $6,927.6, due to the sale of vessel Maersk Kalamata (Note 7). On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.28, the then outstanding balance of $6,663 was fully repaid.

7. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.29, the then outstanding balance of $9,980 was fully repaid.

8. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $17,750 was fully repaid.

9. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of September 30, 2024, the outstanding balance of each tranche of $56,250 is repayable in 26 equal quarterly installments of $1,339.3, from December 2024 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

10. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of September 30, 2024, the outstanding balance of each tranche of $53,711.5 is repayable in 18 equal quarterly installments of $1,413.5, from December 2024 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment of each tranche.

16

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of September 30, 2024, the outstanding balance of the loan of $54,250 is repayable in 18 equal quarterly installments of $1,425, from December 2024 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

12. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 11.A.19). On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of vessel Oakland. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December, 2026 for the Refinancing tranche and until March, 2027 for Tranches A and B. As of September 30, 2024, the outstanding balance of the Refinancing tranche of $6,261 is repayable in nine variable quarterly installments, from December 2024 to December 2026. As of September 30, 2024, the outstanding balance of each of Tranche A and Tranche B of $15,500 is repayable in 10 variable quarterly installments, from December 2024 to March 2027.

13. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros. The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.28, the then outstanding balance of $61,895 was fully repaid.

14. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity. On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace. On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride. On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 7). As of September 30, 2024, the aggregate outstanding balance of $20,612 is repayable in variable quarterly installments from October 2024 to October 2026 with an aggregate balloon payment of $12,411.3 that is payable together with the respective last installments.

15. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose. Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity. On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.17). On March 16, 2023, the Company prepaid the amount of $6,985 due to the sale of vessel Taibo (Note 7). On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $16,310 was fully repaid.

17

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of additional vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 11.A.20). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of vessel Miner (Note 7). On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510, due to the sale of vessel Cetus. On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 7). On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until January 2028. As of September 30, 2024, the aggregate outstanding balance of $36,487 is repayable in variable quarterly installments from October 2024 to January 2028 with an aggregate balloon payment of $24,184 that is payable together with the respective last installments.

17. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.15. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part the term loan discussed in Note 11.A.15. As of September 30, 2024, the aggregate outstanding balance of $37,054 is repayable in 10 equal quarterly installments of $1,547.1, from October 2024 to January 2027 and a balloon payment of $21,583 payable together with the last installment (Note 25(d)).

18. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra. During January 2022, the Company drew down the aggregate amount of $56,700. On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $49,469 was fully repaid.

19. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 11.A.12 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of September 30, 2024, the outstanding balance of $29,500 is repayable in six equal quarterly installments of $1,750, from October 2024 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

20. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 11.A.16 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 7). On May 21, 2024, following the execution of the loan agreement discussed in Note. 11.A.41, the then outstanding balance of $15,780 was fully repaid.

21. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance among others, the term loans discussed in Notes 11.A.5 and 11.A.6, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of September 30, 2024, the aggregate outstanding balance of $315,286 is repayable in 11 variable quarterly installments, from December 2024 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

18

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

22. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. On April 30, 2024, the loan agreement was amended, resulting in the extension of the repayment period until March 2027. As of September 30, 2024, the outstanding balance of $24,000 is repayable in 10 variable quarterly installments, from December 2024 to March 2027.

23. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of September 30, 2024, the outstanding balance of each tranche of $33,421.9 is repayable in 25 equal quarterly installments of $1,296.9, from November 2024 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

24. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp., amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. As of September 30, 2024, the aggregate outstanding balance of $23,080 is repayable in 17 variable quarterly installments, from November 2024 to November 2028 with an aggregate balloon payment of $6,273.8 that is payable together with the respective last installment.

25. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance the term loans discussed in Notes 11.A.1, 11.A.2, 11.A.3, 11.A.4 and 11.A.8 and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of September 30, 2024, the aggregate outstanding balance of $214,100 is repayable in variable quarterly installments, from December 2024 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

26. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024, and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 7). On April 19, 2024, the Company prepaid the amount of $4,581.1 due to the sale of vessel Adventure (Note 7). As of September 30, 2024, the aggregate outstanding balance of $78,929 is repayable in variable quarterly installments, from October 2024 to September 2029 with an aggregate balloon payment of $34,581.9 that is payable together with the respective last installments.

27. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, a NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. On September 12, 2024, the then outstanding balance of $3,962 was fully repaid.

28. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance the term loans discussed in Notes 11.A.6 and 11.A.13. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of September 30, 2024, the outstanding balance of $56,500 is repayable in 19 equal quarterly installments of $2,500, from October 2024 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

29. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance the term loans discussed in Notes 11.A.5 and 11.A.7. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of September 30, 2024, the outstanding balance of Tranche A of $11,621 is repayable in 15 equal quarterly installments of $513.2, from November 2024 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of September 30, 2024, the outstanding balance of Tranche B of $8,171 is repayable in 15 equal quarterly installments of $361.8, from November 2024 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

19

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

30. On June 19, 2023, the Company entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance the term loans discussed in Notes 11.A.15 and 11.A.18, as well as the acquisition of additional vessels. On June 20, 2023, the amount of $65,779 was drawn down. On July 15, 2024, the Company prepaid the amount of $8,255.4 due to the sale of vessel Oracle (Note 7). As of September 30, 2024, the aggregate outstanding balance of $51,523 is repayable in 19 variable quarterly installments, from December 2024 to June 2029 with an aggregate balloon payment of $31,265 that is payable together with the respective last installments. The undrawn balance of the loan as of September 30, 2024 is $84,221, available for drawdown until December 31, 2025.

31. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. On July 10, 2024, one of the four NML subsidiaries prepaid the then outstanding balance of $8,010. As of September 30, 2024, the outstanding balance of $24,000 is repayable in 16 equal quarterly installments of $750, from October 2024 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the respective last installment.

32. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On July 19, 2024, one of the two NML subsidiaries prepaid the then outstanding balance of $8,710. As of September 30, 2024, the aggregate outstanding balance of $8,450 is repayable in 15 equal quarterly installments of $260, from October 2024 to April 2028 with a balloon payment of $4,550 that is payable together with the last installment.

33. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the vessel Arya as well as the acquisition of additional vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 7). On July 18, 2024, the amount of $21,600 was drawn in order to finance the acquisition of the vessel Frontier (Note 7). As of September 30, 2024, the outstanding balance of $48,138 is repayable in variable quarterly installments, from October 2024 to July 2030 with an aggregate balloon payment of $16,749.5 that is payable together with the respective last installment. The undrawn balance of the loan as of September 30, 2024 is $10,020, available for drawdown until June 1, 2025.

34. During the nine-month period ended September 30, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of September 30, 2024, the aggregate outstanding balance of $12,122.5 is repayable in equal quarterly installments, from December 2024 to September 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.

35. During the nine-month period ended September 30, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of September 30, 2024, the outstanding balance of $5,189.5 is repayable in 15 equal quarterly installments of $247.5, from December 2024 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

36. During the nine-month period ended September 30, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of September 30, 2024, the outstanding balance of $5,744 is repayable in 16 equal quarterly installments of $234, from December 2024 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

37. During the nine-month period ended September 30, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of September 30, 2024, the aggregate outstanding balance of $9,844 is repayable in variable quarterly installments, from December 2024 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.

38. During the nine-month period ended September 30, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of September 30, 2024, the outstanding balance of $11,547 is repayable in 17 equal quarterly installments of $351, from December 2024 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

39. During the nine-month period ended September 30, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of September 30, 2024, the outstanding balance of $11,361 is repayable in 16 variable quarterly installments, from December 2024 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

40. During the nine-month period ended September 30, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. As of September 30, 2024, the aggregate outstanding balance of $32,064 is repayable in variable quarterly installments, from December 2024 to August 2028 with an aggregate balloon payment of $19,911 that is payable together with the respective last installment.

20

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

41. On May 14, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $16,780 in order to refinance the term loan discussed in Note 11.A.20. On May 16, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $15,780. On September 19, 2024, the Company prepaid the amount of $4,927.5 due to the sale of vessel Titan I (Note 7). As of September 30, 2024, the outstanding balance of $10,410.7 is repayable in 19 equal quarterly installments of $299.9, from November 2024 to May 2029 with a balloon payment of $4,712.4 that is payable together with the respective last installment.

42. During the nine-month period ended September 30, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of September 30, 2024, the aggregate outstanding balance of $17,160 is repayable in 17 variable quarterly installments, from December 2024 to December 2028 with an aggregate balloon payment of $7,225 that is payable together with the respective last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 11.A.17, 11.A.21, 11.A.25, 11.A.29, 11.A.34, 11.A.35, 11.A.36, 11.A.37, 11.A.42 and the loan discussed in Note 11.A.10 which bears a fixed rate) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 11.A.17, 11.A.21, 11.A.25, 11.A.29, 11.A.34, 11.A.35, 11.A.36,11.A.37 and 11.A.42), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of September 30, 2024 and following the delivery of the five newbuilds, the aggregate outstanding amount of their financing arrangements is repayable in variable installments from October 2024 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the nine-month period ended September 30, 2024, the interest expense incurred amounted to $12,137, in aggregate, ($12,767 for the nine-month period ended September 30, 2023) and is included in Interest and finance costs in the accompanying 2024 consolidated statement of income.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On November 12, 2018, the Company also undertook the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 11.A.21, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton. As at September 30, 2024, the aggregate outstanding amount of the four financing arrangements is repayable in variable installments from November 2024 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the nine-month period ended September 30, 2024, the interest expense incurred amounted to $8,614 ($9,468 for the nine-month period ended September 30, 2023), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of September 30, 2024, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $596,970.

21

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by the Issuer on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for the Issuer, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10 million, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50 million.

As of September 30, 2024, the outstanding balance of the bond amounted to $111,960. For the nine-month period ended September 30, 2024, the interest expense incurred amounted to $2,247 ($2,201 for the nine-month period ended September 30, 2023) and is included in Interest and finance costs in the accompanying consolidated statements of income.

The annual repayments under the Term Loans, Other Financing Arrangements and Bond loan after September 30, 2024, giving effect to the term loans discussed in Note 25(g), are in the aggregate as follows:

12-month period ending September 30,	Amount
2025	$321,753
2026	450,844
2027	375,128
2028	328,009
2029	362,555
2030 and thereafter	351,813
Total	$2,190,102

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2023 and September 30, 2024, was in the range 2.64% - 9.00% and 2.64% - 7.32%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2023 and September 30, 2024, was 5.1% and 4.9%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 20 and 22) for the nine-month periods ended September 30, 2023 and 2024, amounted to $98,169 and $86,859, respectively.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2024	$18,863
Additions	1,448
Amortization and write-off	(4,920)
Balance, September 30, 2024	$15,391
Less: Current portion of financing costs	(4,367)
Financing costs, non-current portion	$11,024

22

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 20).

12. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On May 12, 2023, the Company (Note 10) entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. As of September 30, 2024, the outstanding amount of the finance lease liability bears fixed interest and is repayable in variable installments from October 2024 to April 2025 and a balloon payment of $23,113, payable together with the last installment.

The depreciation with respect to the right-of-use assets under finance lease, charged during the nine-month periods ended September 30, 2023 and 2024, amounted to $465 and $1,043, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of September 30, 2024 and December 31, 2023, the carrying value of the right-of-use assets under finance lease amounted to $38,168 and $39,211, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the nine-month periods ended September 30, 2023 and 2024, amounted to $468 and $1,145, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The annual lease payments under the finance lease after September 30, 2024 are in the aggregate as follows:

12-month period ending September 30,	Amount
2025	$25,333
Total	$25,333
Less: Discount	(768)
Total finance lease liability	$24,565

The total finance lease liabilities, are presented in the accompanying December 31, 2023 and September 30, 2024 consolidated balance sheet as follows:

	December 31, 2023	September 30, 2024
Finance lease liabilities – current	$2,684	$24,565
Finance lease liabilities – non-current	23,877	—
Total	$26,561	$24,565

(b) Investments in leaseback vessels:

i.	At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. During the nine-month period ended September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

23

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,771 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $5,308 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

ii.	Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the nine-month period ended September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $10,466, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,307, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,411, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the nine-month period ended September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,831, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,831, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,831, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,717, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,717, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,695, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $12,309, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,755, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,211, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,035, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $10,336, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,564, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

26

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,044, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $12,744, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $5,904, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $13,589, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

22. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,988, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23. In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $23,176, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $15,444, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

27

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

25. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of September 30, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,218, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases and on their commencement dates an aggregate gain of $29,579 was recognized as Gain on sale of vessels, net.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2023	September 30, 2024
Lease receivable	$41,901	$26,982
Unguaranteed residual value	201	501
Net investment in sales-type lease vessels	$42,102	$27,483

Net investment in sales-type lease vessels, current	(22,620)	(21,091)
Net investment in sales-type lease vessels, non-current	$19,482	$6,392

During the nine-month periods ended September 30, 2023 and 2024, the interest income relating to the net investment in sales-type leases amounted to $26,927 and $35,049, respectively and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at September 30, 2024.

12-month period ending September 30,	Amount
2025	$38,893
2026	6,391
2027	5,606
2028	3,154
Total undiscounted cash flows	$54,044
Present value of lease payments*	$26,982

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

13. Operating lease Right-of-Use Assets and Liabilities:

During the nine-month period ended September 30, 2024, CBI chartered-in 83 third-party vessels on short/medium/long-term time charters. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of September 30, 2024 amounted to $279,163. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that have commenced during the nine-month period ended September 30, 2024, the Company used the incremental borrowing rate of 5.74% and the respective weighted average remaining lease term as of September 30, 2024 was 1.49 years. The payments required to be made after September 30, 2024 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

28

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

12-month period ending September 30,	Amount
2025	$191,556
2026	102,652
2027	9,512
Total	$303,720
Discount based on incremental borrowing rate	(24,557)
Operating lease liabilities, including current portion	$279,163

14. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2023 and September 30, 2024, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2023, the net accrued charter revenue, totaling ($23,642), comprises of $9,752 separately reflected in Current assets, $10,937 separately reflected in Non-current assets, and ($44,331) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2023 balance sheet. As at September 30, 2024, the net accrued charter revenue, totaling ($20,615), comprises of $9,399 separately reflected in Current assets, $4,626 separately reflected in Non-current assets, and ($34,640) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. The maturities of the net accrued charter revenue as of September 30 of each 12-month period presented below are as follows:

12-month period ending September 30,	Amount
2025	$(7,952)
2026	(9,056)
2027	(3,131)
2028	(476)
Total	$(20,615)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2023 and as of September 30, 2024, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 10 and the acquisition of Prosper discussed in Note 7, with charter party assumed at value below its fair market value at the date of delivery of the each vessel. During the nine-month period ended September 30, 2024, the amortization of the liability amounted to $738, ($289 for the nine-month period ended September 30, 2023) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2023	September 30, 2024
Hires collected in advance	$34,258	$34,071
Charter revenue resulting from varying charter rates	44,331	34,640
Unamortized balance of charters assumed	940	357
Total	$79,529	$69,068
Less current portion	(52,177)	(51,779)
Non-current portion	$27,352	$17,289

29

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2023 and September 30, 2024, the aggregate balance of time charter assumed (current and non-current) was $674 and $319, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the nine-month periods ended September 30, 2023 and 2024, the amortization expense of Time-charter assumed amounted to $148 and $355, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

15. Commitments and Contingencies

a) Time charters: As of September 30, 2024, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending September 30,	Amount
2025	$1,192,458
2026	651,448
2027	336,364
2028	257,132
2029	179,622
2030 and thereafter	182,663
Total	$2,799,687

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at September 30, 2024, but excludes i) two dry bulk vessels for which the Company had not secured employment as of September 30, 2024 and ii) the time charter arrangements of: 10 dry bulk vessels in operation for which their time charter rate is index-linked, one vessel in pool agreement and 56 voyages for which their rate is index-linked. These arrangements as at September 30, 2024, have remaining terms of up to 83 months.

(b) Charter-in commitments: As of September 30, 2024, the Company’s future minimum lease commitments under the Company’s charter-in contracts for undelivered secondhand vessels, are as follows:

12-month period ending September 30,	Amount
2025	$5,344
2026	976
Total	$6,320

The Company, through CBI, within its context of operations has agreed to forward charter-in from third-parties, vessels that are currently under construction. Such lease payments of approximately $62.0 million, are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.

30

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Capital Commitments: As of September 30, 2024, the Company had outstanding equity commitments of (i) $27.5 million in relation to the acquisition cost of one secondhand dry bulk vessel (Note 7), (ii) up to $34 million, in aggregate, in relation to the acquisition of two vessels through NML under sale and bareboat agreements, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (Note 25(f)) and (iii) subject to final documentation, up to $120 million, in relation to the acquisition and charter back to the sellers under bareboat charter agreements, of four new build vessels, to be owned on delivery from the builder by companies in which the Company’s chairman and chief executive officer and one of his two brothers indirectly hold an equity interest of approximately 17% each.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

A subsidiary of the Company and Costamare Shipping were defendants and third-party defendants to lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California. The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”). The claimants in the lawsuit alleged that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleged that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.  On December 22, 2023, the California Department of Fish and Wildlife’s Office of Spill Prevention and Response issued a notice of violation to the Company’s subsidiary and Costamare Shipping alleging that they violated California Government Code sections 8670.20 and 8670.25.5(a)(1), which relate to notification of vessel disability or reporting of discharge or threatened discharge of oil and seeking civil administrative penalties.  The Company’s subsidiary and Costamare Shipping have now settled all pending claims relating to the October 2021 oil spill.  In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping have admitted liability. The payments that were required under these settlement agreements will be fully covered by insurance.

16. Redeemable Non-controlling Interest

In 2022, the Company participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750.

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant Local Agency (Note 3(d)) and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third-party; and (d) if no third-party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

31

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of September 30, 2024, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted for the portion of comprehensive income / (loss) of the period and the effect of the capital increases performed by the holders of non-controlling interest into the period. The changes to redeemable non-controlling interest in subsidiary during the nine-month period ended September 30, 2024, were as follows:

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2023	$629
Net loss attributable to redeemable non-controlling interest	(3,036)
Balance, September 30, 2024	$(2,407)

17. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the nine-month periods ended September 30, 2023 and 2024, the Company issued 448,800 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the nine-month period ended September 30, 2024.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2023, the Company issued 1,742,320 shares at par value of $0.0001 to its common stockholders, at an average price of $9.3669 per share. During the nine-month period ended September 30, 2024, the Company issued 975,159 shares at par value of $0.0001 to its common stockholders, at an average price of $11.4588 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the year ended December 31, 2023, the Company repurchased, under the share repurchase program, 6,267,808 common shares at an aggregate cost of $60,000. During the nine-month period ended September 30, 2024, no common shares had been repurchased under the share repurchase program.

As of September 30, 2024, the aggregate issued share capital was 130,803,092 common shares at par value of $0.0001 of which 119,798,582 common shares were outstanding.

(b) Preferred shares: On June 14, 2024, the Company announced the redemption of all of its 4,574,100 shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”) with a liquidation preference of $25.00 per share along with the payment of a final dividend of 8.875% per share for the period from April 15, 2024 to July 14, 2024. The difference between the carrying value and the fair value of the redeemed shares of the Series E Preferred Stock plus any accrued interest amounting to $5,446, in aggregate, was recognized as a reduction of retained earnings as a deemed dividend to the holders of the Series E Preferred Stock and has been considered in the calculation of Earnings per Common Share for the nine-month period ended September 30, 2024. The Company proceeded with the full redemption of its Series E Preferred Stock on July 15, 2024.

32

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Dividends declared and / or paid: During the nine-month period ended September 30, 2023, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,219 in cash and issued 384,177 shares pursuant to the Plan for the fourth quarter of 2022, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,043 in cash and issued 498,030 shares pursuant to the Plan for the first quarter of 2023 and (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,511 in cash and issued 380,399 shares pursuant to the Plan for the second quarter of 2023.

During the nine-month period ended September 30, 2024, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,320 in cash and issued 420,178 shares pursuant to the Plan for the fourth quarter of 2023, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,324 in cash and issued 369,223 shares pursuant to the Plan for the first quarter of 2024 and (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $11,212 in cash and issued 185,758 shares pursuant to the Plan for the second quarter of 2024.

During the nine-month period ended September 30, 2023, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2022 to January 14, 2023, (ii) $939, or $0.476563 per share for the period from January 15, 2023 to April 14, 2023 and (iii) $939, or $0.476563 per share for the period from April 15, 2023 to July 14, 2023. During the nine-month period ended September 30, 2024, the Company declared and paid its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $939, or $0.476563 per share for the period from January 15, 2024 to April 14, 2024 and (iii) $939, or $0.476563 per share for the period from April 15, 2024 to July 14, 2024.

During the nine-month period ended September 30, 2023, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,111, or $0.531250 per share for the period from January 15, 2023 to April 14, 2023 and iii) $2,111, or $0.531250 per share for the period from April 15, 2023 to July 14, 2023. During the nine-month period ended September 30, 2024, the Company declared and paid its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2023 to January 14, 2024, (ii) $2,111, or $0.531250 per share for the period from January 15, 2024 to April 14, 2024 and (iii) $2,111, or $0.531250 per share for the period from April 15, 2024 to July 14, 2024.

During the nine-month period ended September 30, 2023, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,180, or $0.546875 per share for the period from January 15, 2023 to April 14, 2023 and (iii) $2,180, or $0.546875 per share for the period from April 15, 2023 to July 14, 2023. During the nine-month period ended September 30, 2024, the Company declared and paid its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2023 to January 14, 2024, (ii) $2,180, or $0.546875 per share for the period from January 15, 2024 to April 14, 2024 and (iii) $2,180, or $0.546875 per share for the period from April 15, 2024 to July 14, 2024.

During the nine-month period ended September 30, 2023, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,537, or $0.554688 per share for the period from January 15, 2023 to April 14, 2023 and (iii) $2,537, or $0.554688 per share for the period from April 15, 2023 to July 14, 2023. During the nine-month period ended September 30, 2024, the Company declared and paid its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $2,537, or $0.554688 per share for the period from January 15, 2024 to April 14, 2024 and (iii) $2,537 (out of which an amount of $846 has been recorded in Interest and finance costs in the accompanying 2024 Statement of income), or $0.554688 per share for the period from April 15, 2024 to June 14, 2024.

18. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the nine-month periods ended September 30, 2023 and 2024, amounted to $23,302 and $18,566, respectively.

33

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the nine-month period ended September 30,
	2023	2024
	Basic EPS	Basic EPS
Net income	$276,344	$284,418
Add: Net loss attributable to non-controlling interest in subsidiaries	5,052	529
Net income attributable to Costamare Inc.	281,396	284,947
Less: paid and accrued earnings allocated to Preferred Stock	(23,302)	(18,566)
Less: deemed dividend in redemption of Series E Preferred Stock	—	(5,446)
Net income available to common stockholders	$258,094	$260,935
Weighted average number of common shares, basic and diluted	121,059,768	119,129,429
Earnings per common share, basic and diluted	$2.13	$2.19

19. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the nine-month periods ended September 30, 2023 and 2024:

For the nine-month period ended September 30, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$621,822	$106,674	$39,304	$767,800
Voyage charters and Contracts of Affreightment	—	4,755	239,413	244,168
Total	$621,822	$111,429	$278,717	$1,011,968

For the nine-month period ended September 30, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$646,819	$131,788	$67,644	$846,251
Voyage charters and Contracts of Affreightment	—	—	560,444	560,444
Voyage charters – related parties (Note 3(d))	—	—	111,128	111,128
Total	$646,819	$131,788	$739,216	$1,517,823

20. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the nine-month period ended September 30,
	2023	2024
Interest expense	$114,115	$108,148
Derivatives’ effect	(15,478)	(19,298)
Amortization and write-off of financing costs	6,368	4,920
Amortization of excluded component related to cash flow hedges	2,826	4,601
Bank charges and other financing costs	2,192	1,526
Total	$110,023	$99,897

34

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. The Company believes that its subsidiaries that are engaged in the dry bulk operating platform business and in the sale and leaseback business are not subject to tax on their income in their respective countries of incorporation.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions, such as Australia, with respect to the shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement. The effective applicable tax is 1.5% of Australian-related gross transportation income from the carriage of goods that are shipped from Australia.

22. Derivatives:

(a) Interest rate and Cross-currency swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (loss) on derivative instruments.

During the nine-month period ended September 30, 2024, three NML subsidiaries entered into three interest rate swap agreements with an aggregate notional amount of $33,683, which met hedge accounting criteria according to ASC 815 related to the loans discussed in Notes 11.A.39 and 11.A.40.

During the year ended December 31, 2023, the Company entered into four interest rate cap agreements with a facility counterparty relating to the loans discussed in Notes 11.A.12, 11.A.21 and 11.A.30, with an aggregate notional amount of $333,727 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.53%-3.50%. In addition, during the same period, the Company entered into two interest rate cap agreements with a facility counterparty relating to the loans discussed in Note 11.A.25 and Note 11.A.16, with an aggregate notional amount of $310,646 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.74%-3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the respective loans. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $21,062 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from 2026 to 2029.

Furthermore, during the year ended December 31, 2023, the Company entered into an interest rate swap agreement with a notional amount of $45,231, which met hedge accounting criteria according to ASC 815 related to the loan discussed in Note 11.A.10.

During the nine-month period ended September 30, 2024, the Company terminated the interest rate cap related to the loan discussed in Note 11.A.14, amended the interest rate caps related to the loans discussed in Notes 11.A.16 and 11.A.30 and received the aggregate amount of $1,036, which is included in Gain/ (loss) on derivative instruments, net in the accompanying 2024 statement of income.

35

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2023, the Company terminated the interest rate caps related to the loans discussed in Note 11.A.3, 11.A.12, 11.A.15, 11.A.16 and 11.A.18 and received the aggregate amount of $9,217, which is included in Gain/ (loss) on derivative instruments, net in the accompanying 2023 statement of income. Additionally, the Company terminated three interest rate swaps relating to the loan discussed in Note 11.A.4 and received the amount of $7,597 in aggregate, which is included in Gain/ (loss) on derivative instruments, net in the accompanying 2023 statement of income.

The fair value of the interest rate cap derivative instruments outstanding as of December 31, 2023 and September 30, 2024 amounted to an asset of $26,417 and an asset of $12,336, respectively, and is included in the Fair value of derivatives current and non-current in the accompanying December 31, 2023 and September 30, 2024 consolidated balance sheets.

As of September 30, 2024, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value September 30, 2024 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(5,847)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(5,581)
Total fair value						$(11,428)

At December 31, 2023 and September 30, 2024, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $1,260,171 and $1,125,645, respectively. The fair value of these derivatives outstanding as at December 31, 2023 and September 30, 2024 amounted to a net asset of $35,475 and a net asset of $15,433, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between November 2025 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap, cross-currency rate swap and interest rate cap amounts to $3,602.

(b) Interest rate swaps/ interest rate caps/ cross currency swaps that do not meet the criteria for hedge accounting: As of September 30, 2024, the Company did not hold any interest rate swaps or interest rate caps or cross currency swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of September 30, 2024, the Company holds 15 Euro/U.S. dollar forward agreements totaling $50,100 at an average forward rate of Euro/U.S. dollar 1.0819, expiring in monthly intervals up to December 2025.

Additionally, as of September 30, 2024, the Company through CBI was engaged in one Singapore dollar/U.S. dollar forward agreement totaling $2,128 at a forward rate of Singapore dollar/U.S. dollar 1.3337, with settlement in October 2024.

As of December 31, 2023, the Company holds 24 Euro/U.S. dollar forward agreements totaling $78,600 at an average forward rate of Euro/U.S. dollar 1.0730, expiring in monthly intervals up to December 2025.

The total change of forward contracts fair value for the nine-month period ended September 30, 2024, was a loss of $1,480 (loss of $1,614 for the nine-month period ended September 30, 2023) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2023 and September 30, 2024, amounted to an asset of $3,529 and an asset of $2,048, respectively.

(d) Forward Freight Agreements (“FFAs”), Bunker swap agreements and EUA futures: As of December 31, 2023 and September 30, 2024, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and September 30, 2024 amounted to a net liability of $2,510 and a net liability of $1,328, respectively.

36

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of September 30, 2024, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of September 30, 2024 amounted to an asset of $283.

As of December 31, 2023 and September 30, 2024, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and September 30, 2024 amounted to a net asset of $11,211 and a net asset of $27,692, respectively. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2023 and September 30, 2024, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUAs of $13,748 and $29,948, respectively, which is recorded within margin deposits in the accompanying consolidated balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded. The following tables present, as of September 30, 2024, gross and net derivative assets and liabilities by contract type:

	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$27,227	$6,398
Bunker swaps*	746	—
Interest rate swaps	5,269	9,680
Interest rate caps	7,070	5,266
EUA Futures	120	163
Forward currency contracts	1,660	388
Total gross derivative contracts	$42,092	$21,895

Amounts offset
Counterparty netting*	(6,367)	(291)
Total derivative assets, September 30, 2024	$35,725	$21,604

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(5,642)	$(291)
Bunker swaps*	(1,939)	(135)
Interest rate swaps	—	(424)
Cross-currency rate swaps	(8,737)	(2,691)
Total gross derivative contracts	$(16,318)	$(3,541)

Amounts offset
Counterparty netting*	6,367	291
Total derivative liabilities, September 30, 2024	$(9,951)	$(3,250)

*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

37

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Effect of Derivative Instruments for the nine-month periods ended
September 30, 2023 and 2024
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in OCI on Derivative
	2023	2024
Interest rate swaps and cross-currency swaps	$4,833	$12,059
Interest rate caps (included component)	24,574	(9,706)
Interest rate caps (excluded component) (1)	(18,511)	(4,004)
Reclassification to Interest and finance costs	(15,478)	(19,298)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	2,826	4,601
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	47	47
Total	$(1,709)	$(16,301)

(1)	Excluded component represents interest rate caps instruments time value.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2023	2024
Interest rate swaps / caps	Gain / (loss) on derivative instruments, net	$11,874	$955
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	(17,885)	18,355
Bunker swap agreements	Gain / (loss) on derivative instruments, net	446	2,741
EUA Futures	Gain / (loss) on derivative instruments, net	—	220
Forward currency contracts	Gain / (loss) on derivative instruments, net	(1,614)	(1,480)
Total		$(7,179)	$20,791

23. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), equity method investments, net investment in sales type leases, investment in leaseback vessels (Note 12 (b)) and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

38

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.10, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10), 12(b)(12) and 12(b)(24), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FFAs, the bunker swap agreements and EUA futures discussed in Note 22 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B determined through Level 2 of the fair value hierarchy as of September 30, 2024, amounted to $551,665 in the aggregate ($575,297 in the aggregate at December 31, 2023). The fair value of the term loan with fixed interest rates discussed in Note 11.A.10, determined through Level 2 of the fair value hierarchy as of September 30, 2024, amounted to $102,742 ($108,890 at December 31, 2023). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10), 12(b)(12) and 12(b)(24) determined through Level 2 of the fair value hierarchy as of September 30, 2024, amounted to $65,475 ($54,186 at December 31, 2023). The fair value of the Company’s other financing arrangements (Note 11.B) and the term loan with fixed interest rates discussed in Note 11.A.10 and investment in leaseback vessels discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10), 12(b)(12) and 12(b)(24), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 22(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2023 and September 30, 2024, the fair value of these derivative instruments in aggregate amounted to a net asset of $35,475 and a net asset of $15,433, respectively.

The fair value of the forward currency contracts discussed in Note 22(c) and the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 22(d) determined through Level 2 of the fair value hierarchy as at December 31, 2023 and September 30, 2024, amounted to a net asset of $12,230 and a net asset of $28,695, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at September 30, 2024, amounted to $109,497 ($106,633 at December 31, 2023).

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$3,529	$—	$3,529	$—
Forward Freight Agreements-asset position	11,210	—	11,210	—
Bunker swap agreements-liability position	(2,509)	—	(2,509)	—
Interest rate swaps-asset position	20,691	—	20,691	—
Interest rate caps-asset position	26,417	—	26,417	—
Cross-currency rate swaps-liability position	(11,633)	—	(11,633)	—
Total	$47,705	$—	$47,705	$—

39

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	September 30, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$2,048	$—	$2,048	$—
Forward Freight Agreements-asset position	27,692	—	27,692	—
EUA futures-asset position	283	—	283	—
Bunker swap agreements-asset position	21	—	21	—
Bunker swap agreements-liability position	(1,349)	—	(1,349)	—
Interest rate swaps-asset position	14,949	—	14,949	—
Interest rate swaps- liability position	(424)	—	(424)	—
Interest rate caps-asset position	12,336	—	12,336	—
Cross-currency rate swaps-liability position	(11,428)	—	(11,428)	—
Total	$44,128	$—	$44,128	$—

Assets measured at fair value on a non-recurring basis:

As of December 31, 2023, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis, is based on the third-party valuation reports and is categorized based upon the fair value hierarchy as follows:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels	$10,250	$—	$10,250	$—
Total	$10,250	$—	$10,250	$—

24. Comprehensive Income:

During the nine-month period ended September 30, 2023, Other comprehensive loss amounted to $1,709 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $10,837), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $15,478), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $59), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $2,826) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($47).

During the nine-month period ended September 30, 2024, Other comprehensive loss amounted to $16,301 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $396), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $19,298), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $1,255), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $4,601) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($47). An amount of $125 included in Other Comprehensive loss is attributable to the non-controlling interest.

40

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

25. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On October 1, 2024, the Company declared a dividend of $0.115 per share on the common stock, which was paid on November 6, 2024, to holders of record of common stock as of October 21, 2024.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On October 1, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on October 15, 2024 to holders of record as of October 11, 2024.

(c)	Bond redemption: On October 11, 2024, the Company, through its wholly owned subsidiary, Costamare Participations Plc announced the early redemption of its Bond Loan (Note 11.C) of €100 million in full to occur on November 25, 2024, along with the coupon payment and a premium of 0.5% on the nominal amount of the Bond Loan, according to the Bond Loan terms.

(d)	Vessel sale: On October 18, 2024, the Company agreed to sell the 2012-built, 37,019 DWT capacity dry bulk vessel, Discovery. The vessel was delivered to her new owners on November 18, 2024. On October 31, 2024, pursuant to the sale of the vessel Discovery, the Company prepaid the amount of $5,780 related to the term loan discussed in Note 11.A.17.

(e)	Vessels acquisition: On October 21, 2024, the Company agreed to acquire the 2014-built, 61,090 DWT capacity secondhand dry bulk vessel, Alwine Oldendorff (tbr. Alwine), which was delivered to the Company on November 18, 2024 and the 2015-built, 61,090 DWT capacity secondhand dry bulk vessel, August Oldendorff (tbr. August), which is expected to be delivered by the first quarter of 2025. On November 12, 2024, the Company took delivery of the 2011-built, 179,546 DWT capacity secondhand dry bulk vessel Magnes (ex. Nord Magnes) (Note 7).

(f)	Investment in leaseback vessels: In October 2024, NML acquired one offshore support vessel for $15,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest.

Furthermore, in October 2024, the NML signed a commitment letter, subject to final documentation, with a shipowner (seller) to acquire one offshore support vessel, under which the vessel will be chartered back to the seller under a bareboat charter agreement, for an amount of up to $10,000.

In addition, in October and November of 2024, four NML subsidiaries entered into four loan agreements to finance the sale and leaseback arrangements that each one has entered into (Notes 12(b)(14), 12(b)(17), 12(b)(22) and 12(b)(25)) and drew down the amount $21,391, in aggregate.

(g)	Loan commitments: During October 2024, the Company signed four bilateral loan commitment letters, subject to final documentation, from four financial institutions for an aggregate amount of up to $352.1 million, for the financing/ refinancing of the loans discussed in Notes 11.A.14, 11.A.16, 11.A.17, 11.A.24, 11.A.26, 11.A.30, 11.A.33 and 11.A.41.

41